HPC POS SYSTEM, CORP.

220 Little Falls Road, Unit #4

Cedar Grove, NJ 07009

973-239-9666

June 6, 2008

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HPC POS SYSTEM, CORP.

Registration Statement Form S-1 – Acceleration Request

File No.: 333-149188

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to June 11, 2008 at 10:00 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve HPC POS SYSTEM, CORP. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

HPC POS SYSTEM, CORP. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HPC POS SYSTEM, CORP.

/s/ Mordechai Guttman

Mordechai Guttman, Chief Executive Officer